Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES THIRD QUARTER 2015 FINANCIAL RESULTS

Research Triangle Park, NC, November 12, 2015 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the third quarter ended September 30, 2015.

"We continue to make progress in the development of STS," said Rosty Raykov, CEO of Fennec. "We remain focused on serving an unmet medical need for pediatric patients treated with cisplatin chemotherapy and look forward to the advancement of STS and the Phase 3 trial audiometric results from SIOPEL 6."

Update on SIOPEL 6

In May 2015, SIOPEL 6 announced positive interim safety data results at American Society of Clinical Oncology (ASCO) 2015 Annual Meeting. The second and last protocol-specified interim analysis on hearing efficacy is expected to be completed in the first half of 2016. Final hearing efficacy results will be available in 2017.

Leadership Update

Fennec appointed Robert Andrade to the position of Chief Financial Officer and Mark Gowland has joined the Company as Controller. Robert Andrade has extensive financial experience including his previous role as Chief Financial Officer of Fennec from September 2009 until August 2013. Mark Gowland is a Certified Public Accountant and Certified Global Management Accountant.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended September 30, 2015 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Consolidated

Statement of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	88	88	185	192
General and administrative	250	531	1,154	1,894

Loss from operations	(338)	(619)	(1,339)	(2,086)

Other (expense)/income
Unrealized gain/(loss) on derivatives	216	619	1,226	(1,855)
Net gain on derivative settlement	-	379	-	379
Interest (expense)/income and other, net	(1)	1	(6)	(2)
Total other (expense)/income, net	215	999	1,220	(1,478)

Net income/(loss)	$(123)	$380	$(119)	$(3,564)

Basic net income/(loss) per common share	$(0.01)	$0.04	$(0.01)	$(0.36)

Diluted net income/(loss) per common share	$(0.01)	$0.03	$(0.01)	$(0.36)

Research and development expenses for the three months ended September 30, 2015 were in line with those in the comparable period in 2014 as the Company's focus continued to be solely on STS development. Research and development costs are impacted by the clinical support costs associated with the number of patients enrolled and participating in the trial during the financial period.

General and administrative expenses were down sharply for the three month period ended September 30, 2015 as compared to the same period in 2014 primarily as a result of a large reduction in equity based compensation.

The Company recorded an unrealized gain on derivatives of $216 in the three months ended September 30, 2015 compared to the same three months ended September 30, 2014 where there was an unrealized gain of $619 on derivative valuation and a realized gain of $379 on derivative settlement. These derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

Total operating expenses were $1,339 for the nine-months ended September 30, 2015 and approximately $2,086 for the nine-months ended September 30, 2014. Research and development expenses were comparable for the same period as the Company’s focus was solely STS. There was a significant decrease in general and administrative expense due primarily to a reduction in non-cash expenses associated with the issuance of stock options in 2014.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$1,366	$2,307
Other current assets	84	65
Total Assets	$1,450	$2,372

Liabilities and stockholders’ equity
Current liabilities	$338	$440
Derivative liabilities	93	1,319
Total stockholders’ equity	1,019	613
Total liabilities and stockholders’ equity	$1,450	$2,372

Cash and cash equivalents were $1,366 at September 30, 2015 and $2,307 at December 31, 2014. The decrease in cash and cash equivalents between September 30, 2015 and December 31, 2014 is due to clinical trial expenses related to our Phase III study of STS and our general and administrative expenses offset by the exercise of options and warrants during the fiscal year. The Company received approximately $0.5 million in cash from the exercise of options and warrants to purchase an aggregate of approximately of 347 of our common shares.

	Nine Months Ended
Working Capital Selected Asset and Liability Data:	September 30, 2015	December 31, 2014
(U.S. Dollars in thousands)
Cash and cash equivalents	$1,366	$2,307
Other current assets	84	65
Current liabilities excluding derivative liability	(338)	(440)
Working capital	$1,112	$1,932

Selected Equity:
Common stock	$69,153	$68,656
Accumulated deficit	(110,993)	(110,874)
Stockholders’ equity	1,019	613

At September 30, 2015, the Company had working capital balance totaling approximately $1.1 million compared to $1.9 million as of December 31, 2014.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2014. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S., it is estimated that over 2,000 children are diagnosed with local cancers that may receive platinum based chemotherapy and globally over 5,000. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144